O2 Inc

ANNUAL REPORT

6545 Market Ave North Ste 100
North Canton, OH 44721
614-321-9852
drinko2.com

This Annual Report is dated April 28, 2026.

BUSINESS

O2 Pure Hydration, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States. On December 16, 2021, O2 Inc. was incorporated and acquired all assets and operations of our predecessor company, The Livewell Collective, LLC. The business was previously operated through The Livewell Collective, LLC, and all business operations, leadership team, accounts and finances have carried over to operation under O2, Inc. The Livewell Collective, LLC was originally formed in July of 2010.
This Form C-AR describes the Offerings of O2, Inc., but contains descriptions of the operations and financial statements of operation under the predecessor company, The Livewell Collective, LLC.
Business Plan O2 is an award-winning, Inc. 5000 brand formulating clean hydration and recovery beverages with a communityfirst, carbon-neutral business model. Our omnichannel sales strategy utilizes direct-to-consumer and wholesale to drive trial & subscriptions. We created O2 to meet growing demand in the sports drink market for clean, great-tasting hydration without "junk".

Previous Offerings

No changes for 2024

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
Revenue for fiscal year 2023 was $3,012,945 compared to $2,377,329 in fiscal year 2024.

Cost of Sales
Cost of Sales for fiscal year 2023 was $1,239,626 compared to $715,172 in fiscal year 2024.
Lower revenues proportionately result in lower cost of sales.

Gross Margins
Gross margins for fiscal year 2023 were $1,773,319. compared to $1,662,157 in fiscal year 2024.
Gross margins decrease caused by reduced revenue.

Expenses
Expenses for fiscal year 2023 were $3,817,650 compared to $2,290,535 in fiscal year 2024.
Decrease in salaries and benefits were a large contributor to the reduction in expenses due to right-sizing the organization. Overall, marketing expenditures and CrossFit sponsorships decreased between 2023 and 2024.

Historical results and cash flows:
The Company is currently in the growth stage and pre-revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because [explain why]. Past cash was primarily generated through sales and private investor cash infusions. Our goal is to increase sales revenue through development of new products and increased outreach to wholesale customers(gyms).

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $101,400.

Debt

Investors that have outstanding loans and accrued interest as of December 31, 2024 and have material rights as to the financial disclosures and priority rights as unsecured loans.

Crane Investments Loan and Interest $1,765,626   8% interest rate.
Jeffery Rosenblum Loan and Interest $4,829,019 8% interest rate.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dave Colina - Founder & CEO - Responsible for leading O2's strategy and operation, marketing campaigns, and partnerships.
Dr. Daniel Kim - Chief Medical Officer - Responsible for leading O2's medical innovation and research & development activities.

Katrina Hahn - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Stephanie Fortener - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Dan Crane - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Scott Kiefer - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Jeff Rosenblum - BOD Member - Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

David Colina - 65,946 Common Shares - 31.83%

RELATED PARTY TRANSACTIONS

None

**OUR SECURITIES**

Common Stock

Common (CS) Stock
Shares Authorized: 400,000
Shares Issued & Outstanding: 160,859
Fully Diluted Shares: 160,859
Fully Diluted Ownership: 59.408%
Cash Raised (USD): $8.84

Total Common Stock Issued and Outstanding
Shares Issued & Outstanding: 160,859
Fully Diluted Shares: 160,859
Fully Diluted Ownership: 59.408%
Cash Raised (USD): $8.84

Preferred Stock

Series A-1 Preferred (PA1) Stock
Shares Authorized: 25,152
Shares Issued & Outstanding: 25,152
Fully Diluted Shares: 25,152
Fully Diluted Ownership: 9.289%
Cash Raised (USD): $0.00

Series A-2 Preferred (PA2) Stock
Shares Authorized: 31,541
Shares Issed & Outstanding: 21,114
Fully Diluted Shares: 21,114
Fully Diluted Ownership: 7.798%
Cash Raised (USD): $0.00

Total Preferred Stock Issed and Outstanding
Shares Issued & Outstanding: 46,266
Fully Diluted Shares: 46,266
Fully Diluted Ownership: 17.087%
Cash Raised (USD): $0.00

Common Stock Warrants

CSW Warrants (CSW)
Fully Diluted Shares: 53,822
Fully Diluted Ownership: 19.877%
Cash Raised (USD): $0.00

Total Common Stock Warrants Issued and Outstanding
Fully Diluted Shares: 53,822
Fully Diluted Ownership: 19.877%
Cash Raised (USD): $0.00

Convertibles

Total Convertibles Issued: (None Listed)

Equity Incentive Plan

2021 Equity Incentive Plan
Shares Authorized: 9,824

RSAs Not Purchased: 0.000%
Options and RSUs Issued and Outstanding: 0.000%

Shares Available for Issuance Under the Plan
Fully Diluted Shares: 9,824
Fully Diluted Ownership: 3.628%

TOTAL

Fully Diluted Shares: 270,771
Fully Diluted Ownership: 100.000%
Cash Raised (USD): $8.84

RISK FACTORS

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business. A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to maintain operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

O2 Inc

By /s/ *David Colina*

Title: CEO/Founder

By /s/ *David Colina*

Name: <u>David Colina</u>
Title: CEO/Founder

By /s/ *David Colina*

Name: <u>David Colina</u>
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

O2 Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Huntington Operating (8379)	20,188.00
1005 Huntington Money Market 4186	322.00
1006 Chase Operating Account	66,567.05
1007 Chase Savings Account	500.03
1037 Shopify/Stripe Clearing	6,763.29
1045 Telhio 8254	5.00
1055 Amazon	7,055.07
Total for Bank Accounts	**$101,400.44**
Accounts Receivable	
1200 Accounts Receivable	147,562.22
Total for Accounts Receivable	**$147,562.22**
Other Current Assets	
1240 Inventory	
1245 Finished Goods	360,809.34
1250 Raw Materials	$54,995.69
Raw Materials-Freight In	29,822.73
Total for 1250 Raw Materials	**$84,818.42**
Total for 1240 Inventory	**$445,627.76**
1260 Prepaid Dues & Subscriptions	8,247.42
1270 Prepaid Insurance	6,594.32
1290 Prepaid Other	2,369.96
Total for Other Current Assets	**$462,839.46**
Total for Current Assets	**$711,802.12**
Fixed Assets	
1500 Furniture and Equipment	2,895.53
1550 Accumulated Depreciation - Furniture & Equipment	-2,895.53
Total for Fixed Assets	**$0.00**
Other Assets	
Intangible Asset	
1650 Patent	9,025.75
1655 Accumulated Depreciation - Patent	-6,933.57
1700 Trademark	8,749.00
1750 Accumulated Depreciation - Trademark	-3,499.65
Total for Intangible Asset	**$7,341.53**
Total for Other Assets	**$7,341.53**
Total for Assets	**$719,143.65**

Balance Sheet

O2 Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	541,576.21
Total for Accounts Payable	**$541,576.21**
Credit Cards	
2015 Marketing Amex *01001	73.01
Total for Credit Cards	**$73.01**
Other Current Liabilities	
2500 Sales Tax Payable	7,264.62
2510 Accrued Expenses	33,029.28
2520 Deferred Revenue	15,934.65
Total for Other Current Liabilities	**$56,228.55**
Total for Current Liabilities	**$597,877.77**
Long-term Liabilities	
2540 Rosenblum Loan	$4,195,949.16
2535 Interest Payable-Rosenblum	633,069.98
Total for 2540 Rosenblum Loan	**$4,829,019.14**
2545 Crane Investments Loan	$1,495,949.16
2547 Interest Payable-Crane	269,677.05
Total for 2545 Crane Investments Loan	**$1,765,626.21**
2600 Convertible Debt	
2650 Interest Payable -Convert Notes	12,875.62
Total for 2600 Convertible Debt	**$12,875.62**
Total for Long-term Liabilities	**$6,607,520.97**
Total for Liabilities	**$7,205,398.74**
Equity	
30000 Capital Stock	
30100 Common Stock	3.00
30200 Preferred Stock	16.00
Total for 30000 Capital Stock	**$19.00**
31000 APIC	447.00
33000 Owner's Equity	
Jeffery Rosenblum	100,000.00
Total for 33000 Owner's Equity	**$100,000.00**
34000 Series A	2,373,965.76
35000 Series A issuance cost	-138,309.24
35100 Series B issuance cost	-115,456.50
32000 Retained Earnings	-7,643,773.79

Balance Sheet

O2 Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Net Income	-1,063,147.32
Total for Equity	**-$6,486,255.09**
Total for Liabilities and Equity	**$719,143.65**

Profit and Loss

O2 Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Product Sales	2,557,984.89
Shipping Income	77,395.98
zAllowances	
Coupons	-50.84
MCB	-1,425.19
Refunds	-45,159.31
Sales Discounts	-$196,481.99
Amazon Discounts	-14,933.83
Total for Sales Discounts	**-$211,415.82**
Total for zAllowances	**-$258,051.16**
Total for Income	**$2,377,329.71**
Cost of Goods Sold	
5000 Cost of Goods Sold	696,073.60
Spoilage/Disposal	19,098.88
Total for Cost of Goods Sold	**$715,172.48**
Gross Profit	**$1,662,157.23**
Expenses	
5050 Freight Out	656,994.93
5051 Freight In	50,211.51
5075 Amazon Selling & Fullfillment	
Amazon Ad Spend	3,046.26
Amazon Fullfillment Fees	134,712.03
Amazon Selling Fees	57,574.88
Total for 5075 Amazon Selling & Fullfillment	**$195,333.17**
6000 Warehouse and Fulfillment	
Merchant Processing Fees	48,785.45
Misc. Packaging	43,452.28
Warehousing	118,083.64
Total for 6000 Warehouse and Fulfillment	**$210,321.37**
7000 Advertising and Marketing	
Advertising	1,039.11
Donations	162.91
Marketing	
Customer Facing	42,125.69
Marketing-Agency Fees	7,125.00
Promotional-Free Fills	100,214.32
TVS/GNC InStore Purchases	6,720.44
Total for Marketing	**$156,185.45**
Promotional Gifts	30,875.36
Sampling	18.99
Software Expense	14,936.17

DISTRIBUTION ACCOUNT	TOTAL
Travel-Marketing Events	
Flights/Hotel	9,530.27
Meals	1,477.36
Parking/Gas/Mileage	4,390.31
Total for Travel-Marketing Events	**$15,397.94**
Total for 7000 Advertising and Marketing	**$218,615.93**
7500 Crossfit Games	
CrossFit Games Sponsorship Fees	116,666.65
CrossFit Royalty	10,321.78
Total for 7500 Crossfit Games	**$126,988.43**
8000 General and Administrative	
Bank Service Charges	3,127.86
Dues and Subscriptions	
General	21,151.39
Technology	84,827.38
Total for Dues and Subscriptions	**$105,978.77**
Insurance Expense	
General Liab/Auto/Umbrella	5,283.81
Key Man Life	2,052.72
PR/D&O/EPL/Crime	5,293.19
Stock Throughput	8,299.62
Workers Compensation	763.90
Total for Insurance Expense	**$21,693.24**
Licenses and Fees	5,199.00
Miscellaneous Expense	2,371.93
Office Supplies	1,705.64
Postage and Delivery	595.07
Professional Fees	
Accounting	5,499.58
Consulting	39,973.10
Legal	61,191.75
Total for Professional Fees	**$106,664.43**
Salaries & Payroll Taxes	
Benefits	32,254.56
Bonus	6,000.00
Computer/Cell Phone and Internet Expenses	5,200.00
Gym Membership-Reimbursements	4,927.16
Payroll Company Fees	-1,467.65
Payroll Taxes	45,916.40
Salaries	472,756.16
Total for Salaries & Payroll Taxes	**$565,586.63**
Travel Expense	8,243.36
Total for 8000 General and Administrative	**$821,165.93**

Profit and Loss

O2 Inc

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Product Research & Development	
Research and Development	7,500.00
Total for Product Research & Development	**$7,500.00**
Selling Fees	3,407.43
Total for Expenses	**$2,290,538.70**
Net Operating Income	**-$628,381.47**
Other Income	
Interest income	285.58
Other Income	17,457.05
Total for Other Income	**$17,742.63**
Other Expenses	
Depreciation and Amortization Expense	1,476.60
Interest Expense-Crane Investment Group	119,675.88
Interest Expense-Jeff Rosenblum	331,356.00
Total for Other Expenses	**$452,508.48**
Net Other Income	**-$434,765.85**
Net Income	**-$1,063,147.32**

Statement of Cash Flows

O2 Inc

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,063,147.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-44,208.67
1245 Inventory:Finished Goods	148,829.86
1250 Inventory:Raw Materials	93,821.84
1260 Prepaid Dues & Subscriptions	-1,629.43
1270 Prepaid Insurance	-3,894.40
1280 Prepaid Inventory	58,100.07
1290 Prepaid Other	114,296.65
1750 Intangible Asset:Accumulated Depreciation - Trademark	874.92
2000 Accounts Payable	-190,706.25
2010 Huntington 1993	-17.19
2015 Marketing Amex *01001	-4.80
2500 Sales Tax Payable	-3,680.16
2510 Accrued Expenses	-16,957.90
2520 Deferred Revenue	-3,426.46
2525 Gift Card Liability	0.00
2530 Payroll Liability	-0.01
Inventory:Raw Materials:Raw Materials-Freight In	-15,301.79
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$136,096.28**
Net cash provided by operating activities	**-$927,051.04**
INVESTING ACTIVITIES	
1655 Intangible Asset:Accumulated Depreciation - Patent	601.68
Net cash provided by investing activities	**$601.68**
FINANCING ACTIVITIES	
2535 Rosenblum Loan:Interest Payable-Rosenblum	331,356.00
2540 Rosenblum Loan	325,000.00
2547 Crane Investments Loan:Interest Payable-Crane	119,675.88
Owner's Equity:Jeffery Rosenblum	100,000.00
Net cash provided by financing activities	**$876,031.88**
NET CASH INCREASE FOR PERIOD	**-$50,417.48**
Cash at beginning of period	**$151,817.92**
CASH AT END OF PERIOD	**$101,400.44**

O2 Inc

Statement of Changes in Stockholders' Equity (Deficit)

For the Years Ended December 31, 2024 and 2023

Description	Common Stock	Preferred Stock	APIC	Series A Equity	Issuance Costs (A & B)	Owner's Equity	Accumulated Deficit	Total
Balance, December 31, 2022	$3.00	$16.00	$447.00	$2,373,965.76	$(253,765.74)	$0.00	$(5,267,463.03)	$(3,146,797.01)
Net loss for year ended 2023	—	—	—	—	—	—	(2,376,310.76)	(2,376,310.76)
Balance, December 31, 2023	3.00	16.00	447.00	2,373,965.76	(253,765.74)	0.00	(7,643,773.79)	(5,523,107.77)
Capital contribution (J. Rosenblum)	—	—	—	—	—	100,000.00	—	100,000.00
Net loss for year ended 2024	—	—	—	—	—	—	(1,063,147.32)	(1,063,147.32)
Balance, December 31, 2024	$3.00	$16.00	$447.00	$2,373,965.76	$(253,765.74)	$100,000.00	$(8,706,921.11)	$(6,486,255.09)

Notes to the Financial Statements

For the Year Ended December 31, 2024

Note 1 — Organization and Nature of Business

O2 Inc ("the Company") is a consumer products company engaged in the development, manufacturing, and sale of branded products. The Company sells through direct-to-consumer channels (Shopify e-commerce), Amazon marketplace, and wholesale distribution. Principal operations include product sales, fulfillment, and marketing across multiple distribution channels.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These financial statements are unaudited.

Revenue Recognition

Revenue is recognized at the point of sale when control of goods transfers to the customer, net of allowances, discounts, coupons, and refunds. Shipping income is recorded when earned.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments with original maturities of three months or less. Cash is held across multiple financial institutions and payment processors, including Huntington Bank, Chase Bank, Shopify/Stripe, Amazon, and Telhio.

Accounts Receivable

Accounts receivable are recorded at net realizable value. No allowance for doubtful accounts has been established as of December 31, 2024 or 2023.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory consists of finished goods, raw materials, and freight-in costs capitalized to raw materials. Obsolete and spoiled inventory is written off as incurred.

Intangible Assets

Patents and trademarks are recorded at cost and amortized over their estimated useful lives. Amortization expense was $1,476.60 for each of the years ended December 31, 2024 and 2023.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Furniture and equipment with a gross cost of $2,895.53 is fully depreciated as of December 31, 2024 and 2023.

Deferred Revenue

Deferred revenue represents customer payments received in advance of product shipment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Revenue and Sales Allowances

The following table presents the components of net revenue for the years ended December 31, 2024 and 2023:

Category	2024	2023
Gross product sales	$2,557,984.89	$3,272,206.72
Shipping income	77,395.98	99,978.74
Total gross revenue	**2,635,380.87**	**3,372,185.46**
Less: Sales Allowances		

Category	2024	2023
Coupons	(50.84)	(101.37)
MCB allowances	(1,425.19)	(6,279.39)
Refunds	(45,159.31)	(49,496.21)
Sales discounts	(196,481.99)	(284,135.52)
Amazon discounts	(14,933.83)	(19,227.33)
Total allowances	**(258,051.16)**	**(359,239.82)**
Net revenue	**$2,377,329.71**	**$3,012,945.64**

Net revenue declined 21.1% year-over-year, primarily driven by lower product sales volume. Total sales allowances decreased $101,188.66 (28.2%), with sales discounts declining $87,653.53 reflecting changes in promotional strategy.

Note 4 — Inventories

Inventories consisted of the following as of December 31, 2024 and 2023:

Component	2024	2023
Finished goods	$360,809.34	$509,639.20
Raw materials	54,995.69	148,817.53
Raw materials — freight-in	29,822.73	14,520.94
Total raw materials	**84,818.42**	**163,338.47**
Total inventories	**$445,627.76**	**$672,977.67**

Inventory decreased $227,349.91 (33.8%) year-over-year, reflecting reduced purchasing and inventory optimization efforts. During the year ended December 31, 2024, the Company recorded $19,098.88 in spoilage and disposal charges. During the year ended December 31, 2023, the Company wrote off $305,144.48 of obsolete inventory.

Note 5 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2024 and 2023:

Category	2024	2023
Prepaid dues and subscriptions	$8,247.42	$6,617.99
Prepaid insurance	6,594.32	2,699.92
Prepaid inventory	0.00	58,100.07
Prepaid other	2,369.96	116,666.61
Total prepaid expenses	**$17,211.70**	**$184,084.59**

Prepaid other declined significantly from $116,666.61 to $2,369.96, primarily reflecting the amortization and utilization of the CrossFit Games sponsorship prepayment. Prepaid inventory of $58,100.07 at December 31, 2023 was fully consumed during 2024.

Note 6 — Property and Equipment

Property and equipment consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Furniture and equipment, gross	$2,895.53	$2,895.53
Less: Accumulated depreciation	(2,895.53)	(2,895.53)
Property and equipment, net	**$0.00**	**$0.00**

All property and equipment is fully depreciated. No capital expenditures were made during the years ended December 31, 2024 or 2023.

Note 7 — Intangible Assets

Intangible assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Patent, gross	$9,025.75	$9,025.75
Less: Accumulated amortization — patent	(6,933.57)	(6,331.89)
Patent, net	**2,092.18**	**2,693.86**
Trademark, gross	8,749.00	8,749.00
Less: Accumulated amortization — trademark	(3,499.65)	(2,624.73)
Trademark, net	**5,249.35**	**6,124.27**
Total intangible assets, net	**$7,341.53**	**$8,818.13**

Total amortization expense was $1,476.60 for each of the years ended December 31, 2024 and 2023, consisting of $601.68 for patent amortization and $874.92 for trademark amortization.

Note 8 — Accrued Expenses

Accrued expenses totaled $33,029.28 and $49,987.18 as of December 31, 2024 and 2023, respectively. The $16,957.90 decrease reflects reduced operational activity and the timing of expense recognition.

Note 9 — Notes Payable

The following table summarizes the Company's outstanding notes payable and related accrued interest as of December 31, 2024 and 2023:

Lender	Principal 2024	Accrued Interest 2024	Total 2024	Principal 2023	Accrued Interest 2023	Total 2023
Rosenblum	$4,195,949.16	$633,069.98	$4,829,019.14	$3,870,949.16	$301,713.98	$4,172,663.14
Crane Investments	1,495,949.16	269,677.05	1,765,626.21	1,495,949.16	150,001.17	1,645,950.33
Total	**$5,691,898.32**	**$902,747.03**	**$6,594,645.35**	**$5,366,898.32**	**$451,715.15**	**$5,818,613.47**

During the year ended December 31, 2024, the Company received additional loan proceeds of $325,000.00 from the Rosenblum note, bringing the principal balance from $3,870,949.16 to $4,195,949.16. The Crane Investments principal remained unchanged at $1,495,949.16.

Interest expense on the Rosenblum note was $331,356.00 for the year ended December 31, 2024 (2023: $250,322.26). Interest expense on the Crane Investments note was $119,675.88 for each of the years ended December 31, 2024 and 2023. All interest has been accrued and remains unpaid as of December 31, 2024.

These notes are classified as long-term liabilities. Terms, collateral, and maturity dates should be disclosed per the underlying loan agreements.

Note 10 — Convertible Notes Payable

Accrued interest on convertible notes payable totaled $12,875.62 as of both December 31, 2024 and December 31, 2023. No principal remains outstanding on convertible notes as of the balance sheet date. No additional convertible debt was issued or converted during the year ended December 31, 2024.

Note 11 — Stockholders' Equity (Deficit)

Common Stock: The Company has authorized and issued shares of common stock with a par value of $0.001 per share. The carrying value of common stock is $3.00 as of December 31, 2024 and 2023.

Preferred Stock: The carrying value of preferred stock is $16.00 as of December 31, 2024 and 2023.

Additional Paid-In Capital: Additional paid-in capital totals $447.00 as of December 31, 2024 and 2023.

Series A Preferred Equity: The Company completed a Series A financing resulting in equity of $2,373,965.76, net of issuance costs of $138,309.24.

Series B Issuance Costs: Issuance costs of $115,456.50 have been recorded in connection with the Series B. The balance sheet reflects only issuance costs; Series B equity may not yet be fully recognized.

Capital Contribution: During the year ended December 31, 2024, Jeffery Rosenblum contributed $100,000.00 in owner's equity, which has been recorded as a capital contribution.

Accumulated Deficit: The Company has an accumulated deficit of $8,706,921.11 as of December 31, 2024 (2023: $7,643,773.79), reflecting cumulative net losses since inception. Net loss per share information is dependent upon the determination of weighted-average shares outstanding, which requires further analysis of the Company's capital structure.

Note 12 — Amazon Marketplace Operations

Costs associated with the Company's Amazon marketplace operations are summarized as follows:

Fee Category	2024	2023
Amazon ad spend	$3,046.26	$42,036.97
Amazon fulfillment fees	134,712.03	120,876.45
Amazon selling fees	57,574.88	62,056.91
Total Amazon costs	**$195,333.17**	**$224,970.33**

Total Amazon costs declined 13.2% year-over-year. The Company significantly reduced Amazon advertising spend from $42,036.97 to $3,046.26 (a 92.8% decrease), while fulfillment fees increased $13,835.58 reflecting higher Fulfillment by Amazon (FBA) utilization.

Note 13 — CrossFit Games Partnership

Costs related to the CrossFit Games partnership are summarized as follows:

Component	2024	2023
Sponsorship fees	$116,666.65	$200,000.04
CrossFit marketing	0.00	6,179.66
CrossFit royalty	10,321.78	9,547.09
CrossFit travel	0.00	6,074.20
Total CrossFit costs	**$126,988.43**	**$221,800.99**

Total CrossFit Games partnership expense decreased $94,812.56 (42.7%) year-over-year. Sponsorship fees declined as the multi-year agreement was amortized, and ancillary costs (marketing and travel) were eliminated in 2024.

Note 14 — Commitments and Contingencies

The Company may be subject to various claims and contingencies in the normal course of business. Management is not currently aware of any material pending or threatened litigation as of the date of these financial statements.

The Company has outstanding obligations under its loan agreements as described in Note 9 and sponsorship contracts as described in Note 13. Management believes adequate provisions have been made for any liabilities that may arise from these commitments.

Note 15 — General and Administrative Expenses

General and administrative expenses consisted of the following for the years ended December 31, 2024 and 2023:

Category	2024	2023
Salaries and payroll taxes	$565,586.63	$1,233,273.48
Professional fees (accounting, legal, consulting)	106,664.43	232,811.24
Dues and subscriptions	105,978.77	118,310.97
Insurance	21,693.24	18,953.57
Travel	8,243.36	10,339.42
Licenses and fees	5,199.00	16,996.18
Bank service charges	3,127.86	3,277.25
Taxes	0.00	3,544.47
Miscellaneous	2,371.93	2,075.87
Office supplies	1,705.64	1,956.73
Postage and delivery	595.07	3,323.43
Rent	0.00	4,650.00
Meals and entertainment	0.00	1,322.83
Printing	0.00	941.84
Utilities	0.00	1,146.04
Finance charges	0.00	57.86
Total general and administrative	**$821,165.93**	**$1,652,981.18**

General and administrative expenses decreased $831,815.25 (50.3%) year-over-year. The most significant reductions included salaries and payroll taxes, which declined $667,686.85 (54.1%) reflecting workforce reductions, and professional fees, which decreased $126,146.81 (54.2%), with legal fees declining from $150,417.43 to $61,191.75. The Company also eliminated costs for rent, meals and entertainment, printing, utilities, and finance charges.

Note 16 — Interest Expense

Interest expense consisted of the following for the years ended December 31, 2024 and 2023:

Category	2024	2023
Interest expense — Rosenblum	$331,356.00	$250,322.26
Interest expense — Crane Investments	119,675.88	119,675.88
Interest expense — other	13,165.69	0.00
Total interest expense	**464,197.57**	**369,998.14**
Interest income	(285.58)	(6,088.24)
Net interest expense	**$463,911.99**	**$363,909.90**

Total interest expense increased $94,199.43 (25.5%) year-over-year, driven primarily by higher accrued interest on the Rosenblum note due to both the increased principal balance and a full year of interest accrual. All interest expense has been accrued and remains unpaid as of December 31, 2024.

Note 17 — Going Concern

The Company has incurred a net loss of $1,063,147.32 for the year ended December 31, 2024 and has an accumulated deficit of $8,706,921.11. Total stockholders' equity (deficit) is $(6,486,255.09). Current liabilities of $597,877.77 are supported by current assets of $711,802.12, providing a current ratio of 1.19:1. However, total liabilities of $7,205,398.74 significantly exceed total assets of $719,143.65.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations, obtain additional financing, or achieve profitable operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 18 — Subsequent Events

Management has evaluated subsequent events through the date these financial statements were prepared and has determined that no material subsequent events have occurred that require disclosure or adjustment to the accompanying financial statements.

I, David Colina , the Chief Executive Officer of O2 Inc, hereby certify that the financial statements of O2 Inc and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $777,361; taxable income of $(1,063,145) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22nd day of April 2026.

_____ (Signature)

Chief Executive Officer (Title)

April 22, 2026 (Date)